UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: September 2025

Commission file number: 001-41557

CLEARMIND MEDICINE INC.

(Translation of registrant’s name into English)

101 – 1220 West 6th Avenue

Vancouver, British Columbia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CONTENTS

Convertible Promissory Note

On September 17, 2025, Clearmind Medicine Inc. (the “Company”) entered into securities purchase agreements (the “SPAs”), with institutional investors (the “Holders”). Pursuant to the SPAs, the Company shall issue and sell, from time to time, convertible promissory notes (the “Notes”), in the aggregate principal amount of up to $10,000,000 (the “Subscription Amount”). Upon the execution of the SPAs (the “First Initial Closing”), the Holders shall purchase from the Company a Note in the aggregate principal amount of $555,556 for a purchase price of $500,000. On the date on which the Registration Statement (as defined below) is declared effective by the Securities and Exchange Commission (the “SEC”) (the “Second Initial Closing”), the Company shall issue and sell additional Notes in the aggregate principal amount of $1,944,444 for a purchase price of $1,750,000. Commencing on the date that is three months after the Second Initial Closing, the Company may request, at its sole discretion, that the Holders purchase additional Notes in the aggregate principal amount of $2,500,000 for a purchase price of $2,250,000 during each subsequent three month period such that the aggregate amount of such additional notes is $7,500,000 for a purchase price of $6,750,000. The Company intends to use the net proceeds from the sale of the Notes for working capital and general corporate purposes, as well as for potential acquisitions to support its exploration of strategic opportunities.

Notwithstanding the foregoing, if at any time after the Second Initial Closing, the daily trading volume of the Company’s common shares, no par value per share (the “Common Shares”), is at least 150% of the amount of Common Shares then outstanding, then the Company may request, at its sole discretion, that the Holders purchase additional Notes for a purchase price payable in cash equal to 90% of the principal amount, provided however that the aggregate principal amount of Notes purchased pursuant to the SPAs shall not exceed $7,500,000 during the period commencing as of the Second Initial Closing and until the date that is three months after the Second Initial Closing, and thereafter shall not exceed $2,500,000 during each subsequent three-month period, and provided further that the aggregate principal amount of all Notes purchased pursuant to the SPAs shall not exceed the Subscription Amount.

Each Note will be issued at a purchase price equal to 90% of the principal amount of such Note, and is to be repaid, together with the accrued due interest, in ten equal monthly installments beginning on the eighteenth month anniversary of its issuance date, unless repaid earlier (partially or in full) at the option of the Company or if extended at the option of the Holder. The principal amount under each Note will bear an annual interest rate of 4% (which will increase to 14% upon an Event of Default, as defined in the Note). The outstanding amount due under each Note is convertible into the Common Shares at the option of the Holder, at any time after the issuance date of such Note, at a conversion price equal to the lower of (i) $1.01 and (ii) 12% of the lowest daily volume weighted average price during the 20 consecutive trading days immediately preceding the applicable date of conversion (the “Variable Price”), provided that such Variable Price may not be lower than the floor price of $0.20 per Common Share, which is equal to 20% of the VWAP of the Common Shares during the 20 consecutive trading days immediately prior to the Initial Closing, subject to certain adjustments as provided in the Note. The Holders’ option to convert the outstanding amount due is subject to the limitation that the conversion may not result in the Holders’ beneficial ownership exceeding 4.99% of the outstanding Common Shares.

The Company is not obligated to utilize any of the remaining Subscription Amount available under the SPAs, and there are no minimum commitments or minimum use penalties. The SPAs do not impose any restrictions on the Company’s operating activities. The SPAs contain customary representations, warranties and representations by the Company. The descriptions of the SPAs and Form of Note set forth above are qualified in their entirety by reference to the full text of those documents, which are attached hereto as Exhibits 10.1 and 4.1, respectively.

The securities described above (the “Securities”) were and will be issued and sold in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), and have not been registered under the Securities Act, or applicable state securities laws. Accordingly, the Securities may not be sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities law. The Company has agreed to file a registration statement (the “Registration Statement”) with the SEC to register the resale of the Common Shares issuable upon conversion of the Notes.

This Report of Foreign Private Issuer on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File Nos. 333-275991, 333-270859, 333-273293) and Form S-8 (File No. 333-283695), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Cautionary Note Regarding Forward-Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the terms and potential future issuances of Notes under the SPA and the Company’s intended use of proceeds and its exploration of strategic opportunities. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs or projections will be achieved, and actual results may differ materially from what is expressed in, or indicated by, the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks detailed in the Company’s Annual Report on Form 20-F filed on January 22, 2025. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements.

EXHIBIT INDEX

Exhibit No.
4.1*	Form of Convertible Promissory Note
10.1*	Form of Securities Purchase Agreement, dated September 17, 2025

*	Portions of this exhibit (indicated by asterisks) have been omitted under rules of the SEC permitting the confidential treatment of select information. The Registrant agrees to furnish a copy of all omitted information to the SEC upon its request

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Clearmind Medicine, Inc.
(Registrant)

Date: September 17, 2025	By:	/s/ Adi Zuloff-Shani
	Name:	Adi Zuloff-Shani
	Title:	Chief Executive Officer

4